


SEC 07007126 MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 35475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/29/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWS Financial Services, ~~Inc.~~

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, TX 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214/859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1500, Dallas, Texas 75201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James H. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWS Financial Services, Inc., as of June 29, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VILMA I. GALVAN
Notary Public, State of Texas
My Commission Expires
February 17, 2010

[Signature]
Signature

Chief Executive Officer
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWS Financial Services, Inc.

(A Wholly Owned Subsidiary of SWS Group, Inc.)

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Year Ended June 29, 2007
With Report of Independent Certified Public Accountants

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholder of
SWS Financial Services, Inc.

We have audited the accompanying statement of financial condition of SWS Financial Services, Inc., (the "Company" a Texas corporation and a wholly owned subsidiary of SWS Group, Inc.) as of June 29, 2007, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWS Financial Services, Inc. as of June 29, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
August 22, 2007

717 Main Street
uite 1500
allas, TX 75201
214.561.2300
214.561.2370
/ www.grantthornton.com

rant Thornton LLP
S member of Grant Thornton International

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Financial Condition
June 29, 2007

Assets		
Cash	$	6,000
Clearing deposit with affiliate		300,000
Fixed assets, net of accumulated depreciation of $350,306		326,577
Securities owned, at market value		922,109
Total assets	$	1,554,686
Liabilities and Stockholder's Equity		
Payable to affiliate	$	236,212
Taxes payable		103,791
Other liabilities		144,679
Total liabilities		484,682
Common stock without par value. Authorized 1,000,000 shares, issued and outstanding 10,000 shares, $1,000 stated value		1,000
Additional paid-in capital		250,000
Retained earnings		819,004
Total stockholder's equity		1,070,004
Total liabilities and stockholder's equity	$	1,554,686

The accompanying notes are an integral part of this financial statement.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Operations
Year Ended June 29, 2007

Revenues:	
Commissions	$ 29,870,977
Investment banking, advisory and administrative fees	1,393,231
Interest	805,875
Net losses from principal transactions	(1,672)
Other	897,736
	32,966,147
Expenses:	
Commissions and other employee compensation	27,284,944
Legal	200,497
Floor brokerage and clearing organization charges	908,336
Occupancy, equipment and computer service costs	845,746
Advertising and promotional	78,235
Communications	229,444
Other	406,855
	29,954,057
Income before income tax expense	3,012,090
Income tax expense	1,133,730
Net income	$ 1,878,360

The accompanying notes are an integral part of this financial statement.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement Of Stockholder's Equity
Year Ended June 29, 2007

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance at June 30, 2006	10,000	$ 1,000	$ 250,000	$ 1,940,644	$ 2,191,644
Net Income	-	-	-	1,878,360	1,878,360
Dividend paid to Parent	-	-	-	(3,000,000)	(3,000,000)
Balance at June 29, 2007	10,000	$ 1,000	$ 250,000	$ 819,004	$ 1,070,004

The accompanying notes are an integral part of this financial statement.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Cash Flows
Year Ended June 29, 2007

Cash flows from operating activities:	
Net income	$ 1,878,360
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	50,569
Deferred income tax expense	13,526
Changes in operating assets and liabilities:	
Receivable from/payable to affiliate	1,121,489
Securities owned	(26,430)
Taxes payable	29,007
Other assets	32,977
Other liabilities	113,314
Net cash provided by operating activities	3,212,812
Cash flow from investing activities:	
Purchase of fixed assets	(212,812)
Net cash used in investing activities	(212,812)
Cash flow from financing activities:	
Payment of cash dividend to Parent	(3,000,000)
Net cash used in financing activities	(3,000,000)
Net change in cash	-
Cash at beginning of year	6,000
Cash at end of year	$ 6,000
Supplemental cash flow disclosures	
Cash paid for interest	$ -
Cash paid for taxes	$ -

The accompanying notes are an integral part of this financial statement.

1. Organization

General
SWS Financial Services, Inc. ("Company") is a wholly owned subsidiary of SWS Group, Inc. ("Parent"). The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Act").

The annual financial statements are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal year for 2007 ended on June 29, 2007.

The Company contracts with individual licensed registered representatives who conduct their securities business through the Company. These contract-registered representatives are responsible for their own direct expenses. All customer transactions are cleared through an affiliate broker/dealer, Southwest Securities, Inc. ("SWS"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule. SWS also provides all accounting, administrative services, management services and office facilities to the Company in accordance with an expense sharing agreement. Based on a clearing agreement between SWS and the Company, the Company pays a clearing fee to SWS for handling all trades for the Company. Additionally, SWS collects all revenues and pays all expenses on behalf of the Company. The net effects of these transactions are recorded in payable to affiliate on the statement of financial condition. The amount of clearing fees paid to SWS for the Company's trades for the fiscal year ended June 29, 2007 was $908,336.

The Company received commission income from an affiliate of $7,310,943 for the fiscal year ended June 29, 2007.

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors since no such liabilities existed as of or during the fiscal year ended June 29, 2007.

2. Summary of Significant Accounting Policies

Cash Flow Reporting
For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in depository accounts.

Securities Transactions
Marketable securities are valued at market value based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in net gains on principal transactions in the statement of operations.

Securities Owned
At June 29, 2007, securities owned consisted of NASDAQ common stock of $261,448 and money market investments of $660,661.

Fair Value of Financial Instruments
Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Federal Income Taxes
The Company files a consolidated Federal income tax return with its Parent. For purposes of these financial statements, current income taxes are computed as if the Company filed a separate income tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fixed Assets
Fixed assets are comprised of furniture, equipment and leasehold improvements which are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets (3 to 14 years). Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the larger of $250,000 or 1/15 of aggregate indebtedness. At June 29, 2007 the Company had net capital of $690,997 which was $440,997 in excess of its minimum net capital requirement at that date. At June 29, 2007, the Company had aggregate indebtedness of $484,682. The aggregate indebtedness to net capital ratio was 70%.

Proprietary accounts held at SWS, as the Company's clearing broker, are considered allowable assets in the computation of net capital pursuant to agreements between the Company and SWS which requires, among other things, for SWS to perform a computation for PAIB assets similar to the customer reserve requirement computation set forth in Rule 15c3-3.

4. Income Taxes

Income tax expense for the fiscal year ended June 29, 2007, (effective rate of 37.6%) differs from the amount that would otherwise have been calculated by applying the U.S. Federal corporate tax rate (35%) to income before income taxes and is comprised of the following:

Income tax expense at the statutory rate	$	1,054,232
State income tax expense, net of federal benefit		77,380
Other, net		2,118
	$	1,133,730

Income taxes as set forth in the statement of operations consist of the following components:

Federal		
Current	$	1,001,158
Deferred		13,526
		1,014,684
State		
Current		119,046
Deferred		-
		119,046
Total income taxes	$	1,133,730

The tax effect of temporary differences for depreciation at rates different for tax than financial reporting gave rise to a significant portion of the deferred tax liability. The deferred tax liability, which is included in other liabilities, was $11,360 at June 29, 2007.

The amount of current taxes payable to the Parent on the balance sheet was $103,791 at June 29, 2007.

5. Financial Instruments with Off-Balance-Sheet Risk

The Company clears all of its securities transactions through SWS on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with SWS. SWS can rehypothecate the securities held. Additionally, pursuant to the terms of the agreement between the Company and SWS, SWS has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations.

At June 29, 2007, the Company is not aware of any losses for which it will be charged by SWS. At June 29, 2007, the Company has recorded no liabilities with regard to the right.

6. Commitments and Contingencies

In the general course of its brokerage business, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of Federal and state securities laws. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
June 29, 2007

Total stockholder's equity from the statement of financial condition	$ 1,070,004
Deductions and/or charges - nonallowable assets	
Fixed assets	(326,577)
Net capital before haircuts	743,427
Haircuts on securities positions	(52,430)
Net capital	690,997
Net capital requirement (larger of 1/15 of aggregate indebtedness or $250,000)	250,000
Excess net capital	$ 440,997
Aggregate indebtedness	$ 484,682
Ratio of aggregate indebtedness to net capital	70%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of June 29, 2007 filed by the Company with the Financial Industry Regulatory Authority on July 20, 2007.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule II – Computation of Determination of Reserve Requirements under Rule 15c3-1 of the Securities Exchange Act of 1934
June 29, 2007

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(*ii*) of that Rule.

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
SWS Financial Services, Inc.

In planning and performing our audit of the financial statements of SWS Financial Services Inc. (the "Company" and a wholly owned subsidiary of SWS Group, Inc.), as of and for the year ended June 29, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1717 Main Street
Suite 1500
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 29, 2007, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 22, 2007

END